

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

...nesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

May 7, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: OJSC ~~Mining and Metallurgical Company~~ MMC Norilsk Nickel (SEC File No. 82-5167) Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated May 3, 2007: Norilsk Nickel announces all-cash offer to acquire LionOre Mining International Ltd.

2. Disclosure of information ref. mandatory tender offer for securities of an Open Joint Stock Company dated May 2, 2007

3. Press release dated May 2, 2007: Norilsk Nickel Group made tender offer to OGK-3 shareholders

4. Statement of material fact dated May 2, 2007: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the issuer's net income (loss)

5. Statement of material fact dated May 2, 2007: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the value of the issuer's assets

6. Information on the event that may significantly affect the price of the Company's securities dated April 28, 2007

7. Information on mandatory offer to OGK-3 shareholders dated April 17, 2007

8. Mandatory tender offer for securities of an Open Joint Stock Company dated April 16, 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

dlw 5/10

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel



NORILSK NICKEL

MMC Norilsk Nickel

03.05.2007

Norilsk Nickel Announces All-Cash Offer to Acquire LionOre Mining International Ltd.

Moscow, Russian Federation, and Toronto, Ontario (May 3, 2007).

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today announced that it will make an all-cash offer to acquire all of the outstanding common shares of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") at a price of Cdn$21.50 in cash per LionOre common share.

About the Offer

Norilsk Nickel will offer to purchase all of the issued and outstanding common shares of LionOre at a price of Cdn$21.50 in cash for each LionOre common share. Assuming that all common shares are tendered into the offer, total cash consideration of approximately Cdn$5.3 billion will be offered.

The cash offer represents a premium of approximately 22.9% over the closing price of Cdn$17.49 per LionOre common share on the Toronto Stock Exchange on March 23, 2007, the last trading day prior to the announcement of the intention of Xstrata Canada Acquisition Corp. ("Xstrata"), a wholly-owned subsidiary of Xstrata plc, to make an offer for the LionOre common shares. The Offer also represents a premium of approximately 16.2% over the Cdn$18.50 price per LionOre common share offered by Xstrata.

Norilsk Nickel's General Director, Denis Morozov, said: "This is an exciting opportunity for Norilsk Nickel, which will bring together two companies with a strong strategic fit and will enhance our position amongst the largest diversified mining companies in the world. The combination of Norilsk Nickel and LionOre results in greater scale in key commodities, enhanced geographic diversification and an exciting pipeline of projects, supported by a long-life and low-cost production portfolio. Through this offer, we are able to provide LionOre shareholders an attractive opportunity to realize substantial gains. At the same time, we are pursuing a transaction that is accretive to Norilsk Nickel's earnings and cash flow."

Full details of the offer will be included in the formal offer circular and take-over bid documents that will be filed publicly and subsequently mailed to LionOre's shareholders. Norilsk Nickel will request formally a list of LionOre's shareholders later today and expects to mail the offer circular and take-over bid documents to LionOre's shareholders promptly after receipt of the shareholders' list.

Completion of the offer will be subject to a sufficient number of shares being tendered to the offer such that Norilsk Nickel would own at least 66⅔% of LionOre's common shares, on a fully-diluted basis, following completion of the offer. The offer also will be conditional upon the receipt of all necessary regulatory approvals, no material adverse change at LionOre and certain other usual and customary conditions. Norilsk Nickel is committed to working closely with the relevant government authorities to ensure compliance with applicable regulatory requirements and is confident that necessary regulatory approvals will be granted in a timely manner.

The acquisition will be financed through a combination of existing cash resources and committed credit facilities. Norilsk Nickel has received financing commitments from BNP Paribas and Société

Générale to arrange the acquisition financing package necessary to complete the proposed acquisition. Norilsk Nickel has delivered its proposal to LionOre's Board of Directors and firmly believes it constitutes a "superior proposal" under the terms of the Support Agreement that LionOre entered into with Xstrata plc. Norilsk Nickel welcomes the opportunity to work with LionOre to achieve a successful outcome to this transaction.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation ("Russia"), is the largest mining and metals company in Russia and is one of the world's largest producers of nickel, palladium, platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, gold, tellurium, selenium, iridium and ruthenium. Norilsk Nickel is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Mines Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. In 2003, Norilsk Nickel acquired 55% stake in Stillwater Mining Company, the largest PGM producer in North America. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in Saint Petersburg with branches at the Polar Division and KMMC.

Norilsk Nickel has a market cap in excess of US$36 billion and is the sixth largest publicly traded mining company in the world as measured by market cap.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (GMKN RU) and the Moscow Interbank Currency Exchange (GMKN RM). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter ("OTC") in the United States (NILSY US); on the International Order Book section ("IOB") of the London Stock Exchange (MNOD LI); and on Freiverkehr, Berlin-Bremen Stock Exchange (NNIA GR).

About LionOre

LionOre is an international nickel and gold producer with operations in Australia, Botswana and South Africa. In 2006, LionOre produced 34,094 tonnes of payable nickel and 155,203 ounces of gold. LionOre's nickel production is supported by significant by-product credits in the form of copper, cobalt, gold and platinum group metals.

* * *

Norilsk Nickel's financial advisor in this transaction is UBS Investment Bank; its lead legal advisor is Hogan & Hartson LLP, and Canadian counsel is Goodmans LLP.

Conference Call and Webcast

Norilsk Nickel will hold a conference call and webcast today at 4.30 p.m. Moscow time, 8.30 a.m. Canadian/US Eastern Daylight Savings time.

Teleconference participant dial-in number information:
International: +1-706-634-5011
US/Canada toll free: 1-866-234-7330

United Kingdom toll free: 0800-917-4860
Russia toll free: 81080021591012
South Africa toll free: 0800-994-050
Australia toll free: 1-800-00-20-92
Conference ID Number: 8238866

The webcast can be accessed at: http://w.on24.com/r.htm?e=45201&s=1&k=1DEC6C0657819FA84D27071A0A727C90

Or by visiting the Company website at: http://www.nornik.ru/en.

Please note that investors will not be able to ask questions via webcast.

The webcast will be available on Norilsk Nickel's site for 90 (ninety) days following May 3, 2007.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR website at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, Toronto, ON, M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will provide to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.

Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ruFor

DISCLOSURE OF INFORMATION REF. MANDATORY TENDER OFFER FOR SECURITIES OF AN OPEN JOINT STOCK COMPANY

Information on the company that makes the mandatory tender offer:
Full name: ***Open Joint Stock Company Norilsk Zavenyagina Mining and Metallurgical Works;***
Location: ***Norilsk, Krasnoyarsk Krai, Russian Federation;***
Information on the issuer of securities with respect to which the mandatory tender offer is made:
Full name: ***Open Joint Stock Company "The Third Generation Company of the Wholesale Electricity Market";***
Location: ***50th Anniversary of October Prospekt, 28, Ulan-Ude, Republic of Buryatia, Russian Federation.***
Information on securities with respect to which the mandatory tender offer is made:
Class, category (type), issue: ***ordinary registered uncertificated shares, state registration number of issue 1-01-50079-A and state registration number of additional issue 1-01-50079-A-009D***
Amount of securities purchased: ***25,347,129,588 (twenty-five billion three hundred forty-seven million one hundred twenty-nine thousand five hundred eighty-eight).***
Date of submitting the mandatory tender offer to the federal executive authority on securities market: ***April 16, 2007;***
Type of offer submitted to the federal executive authority on securities market (voluntary offer; voluntary offer for all securities of an Open Joint Stock Company envisaged by Art 84.2 par. 1 of the Federal Law *On Joint Stock Companies* and in compliance with Art 84.2 par. 2-5 of the Federal Law *On Joint Stock Companies;* the mandatory tender offer): ***Mandatory tender offer for securities of an Open Joint Stock Company;***
Acquisition price and procedure for its calculation: ***RUB 4.54 (four rubles fifty-four kopecks) per share;***
Term of the mandatory tender offer acceptance: ***77 (seventy-seven) days after the mandatory tender offer is received by the Open Joint Stock Company "The Third Generation Company of the Wholesale Electricity Market";***
Website page containing the text of the mandatory tender offer: ***http://www.nornik.ru/en/investor/fgc/***
Date of publishing the text of the mandatory tender offer on the website page: ***May 2, 2007.***

Representative of OJSC Norilsk Zavenyagina Mining and Metallurgical Works
(Power of attorney № НК-115/10-нм of 11.04.2007) ***Usanov D.A.***

May 2, 2007.


NORILSK NICKEL

02.05.2007

Norilsk Nickel Group made tender offer to OGK-3 shareholders

Today, on May 2, 2007, in accordance with Russian law OJSC Norilsk Zavenyagina Mining and Metallurgical Works, a company of the Norilsk Nickel Group, submitted to OJSC "The Third Generation Company of the Wholesale Electricity Market " ("OGK-3") the mandatory tender offer for shares of OGK-3 at a price of 4.54 rubles per share.

The period in which the mandatory tender offer may be accepted by OGK-3 shareholders comprises 77 days from receipt of the mandatory tender offer by OGK-3.

Mandatory tender offer for securities of OGK-3 is available on the web site under the link: http://www.nornik.ru/en/investor/fgc/

For any further information, please contact:

Dmitry Usanov
Director for Investor Relations
Telephone: +7 495 786 83 20
E-mail: usanovda@nornik.ru

STATEMENT OF MATERIAL FACT:
INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE ISSUER'S NET INCOME (LOSS)

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information

2.1. Fact(s) that resulted in nonrecurrent decrease of more than 10% in the Issuer's net income:

The decrease of net income in 1Q2007 as compared to 4Q2006 data due to the following fact:

Decrease of other profits as security investments revaluation was accounted for as other profits in 4Q2006. In accordance with MMC Norilsk Nickel accounting policy, the adjustment of the value of financial investments for which a market value may be determined, is carried out once a year in the fourth quarter based on their market value at the end of the reporting year.

In the first quarter of 2007 no adjustment of the investments' market value was carried out. Moreover, the decrease of net income in 1Q2007 is accounted for by lower metal sales revenues as the amount of metals sold diminished in 1Q2007.

2.2. Date of the fact(s) resulting in nonrecurrent decrease of more than 10% in the Issuer's net income:
May 2, 2007.

2.3 The Issuer's net income in the reporting period (quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 80,492,554 thousand.***

2.4. The Issuer's net income in the reporting period (quarter, year) when the fact(s) occurred:
RUB 34,679,166 thousand.

2.5. Change in the Issuer's net income: - ***RUB 45,813,388 thousand or 56.92%.***

Head of Investor Relations,
MMC Norilsk Nickel
(Power of Attorney No. ГМК-115/70-um of 27.12.2006) — ***Usanov D.A.***

Chief Accountant,
MMC Norilsk Nickel — ***Lisitsyna L.V.***

May 2, 2007

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE VALUE OF THE ISSUER'S ASSETS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
2. Subject matter of the information	
2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's assets value: ***The increase in assets value as of 31.03.2007 as compared to that of 01.01.2007 is accounted for by the following fact:*** ***High net profit in the reporting period due to the growth of world prices for metals;*** 2.2. Date of the fact(s) resulting in nonrecurrent increase of more than 10% in the Issuer's assets value: *May 2, 2007.* 2.3 The Issuer's assets value as of the last reporting date (end of the period, quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 362,576,642 thousand.*** 2.4. The Issuer's assets value as of the last reporting date (end of the period, quarter, year) when the fact(s) occurred: ***RUB 403,298,454 thousand.*** 2.5. Change in the Issuer's assets value: ***RUB 40,721,812 thousand*** or ***11.23%***	

Head of Investor Relations,
MMC Norilsk Nickel
(Power of Attorney No. ГМК-115/70-нт of 27.12.2006) ***Usanov D.A.***

Chief Accountant, ***Lisitsyna L.V.***
MMC Norilsk Nickel

May 2, 2007

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization in whose authorized capital the Issuer's share has changed: ***Open Joint Stock Company Murmanskaya CHPP;***

Location of the profit organization in whose authorized capital the Issuer's share has changed: ***14, ul. Shmidta, Murmansk, 183780;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***14.83%;***

Percentage of ordinary shares in the authorized capital of the aforementioned organization owned by the Issuer before change: ***10.01%;***

The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***0%;***

Percentage of ordinary shares in the authorized capital of the aforementioned organization owned by the Issuer after change: ***0%;***

Date of change of the Issuer's share in the authorized capital of the aforementioned organization: ***April 28, 2007.***

Representative of MMC Norilsk Nickel — ***Usanov D.A.***
(Power of Attorney № ГМК-115/70-нт of December 27, 2006)

April 28, 2007

INFORMATION ON MANDATORY OFFER TO OGK-3 SHAREHOLDERS

Information on the company that makes a mandatory offer:
Full name: ***Open Joint Stock Company Norilsk A.P. Zavenyagin Mining and Metalurgical Combine;***
Location: ***Norilsk, Krasnoyarsk Territory, Russian Federation.***
Information on the issuer of securities with respect to which the mandatory offer is made:
Full name: ***Open Joint Stock Company The Third Generating Company of the Wholesale Power Market;***
Location: ***28, 50 let Oktyabrya pr., Ulan Ude, Buryatia, Russian Federation.***
Information on securities with respect to which the mandatory offer is made:
Class, category (type), issue: ***ordinary non-documentary registered shares***
State registration number 1-01-50079-A
State registration number of the additional issue 1-01-50079-A-009D;
Amount of securities purchased: ***25,347,129,588***
Date of submitting the offer to the federal executive authority on securities market:
April 16, 2007.
Type of offer submitted to the federal executive authority on securities market (voluntary offer; voluntary offer envisaged by Art 84.2 par. 1 of the Federal Law *On Joint Stock Companies;* mandatory offer in compliance with Art 84.2 par. 2-5 of the Federal Law *On Joint Stock Companies;* mandatory offer): ***Mandatory offer with respect to the acquisition of securities of an Open Joint Stock Company.***

Representative of OJSC Norilsk Combine *Usanov D.A.*
(Power of Attorney №HK-115/10-um of 11.04.2007)

April 17, 2006.



MANDATORY
TENDER OFFER FOR SECURITIES
OF AN OPEN JOINT STOCK COMPANY

Open Joint Stock Company
Norilsk Zavenyagina Mining and Metallurgical Works

(indicate the full name (or surname and given names) of the person tendering the mandatory offer)

Open Joint Stock Company
"The Third Generation Company of the Wholesale Electricity Market"

(indicate the full company name of the open joint stock company in respect of whose securities the mandatory tender offer is being submitted)

Type, category (class), series of securities in respect of which the mandatory tender offer is being submitted	Number of securities of this type, category (class), and series in respect of which the mandatory tender offer is being submitted
Ordinary registered uncertificated shares, state registration number of issue 1-01-50079-A and state registration number of additional issue 1-01-50079-A-009D	*25,347,129,588 (twenty-five billion three hundred forty-seven million one hundred twenty-nine thousand five hundred eighty-eight)*
Business address (residential address) of entity or person submitting the mandatory tender offer	*Norilsk, Krasnoyarsk Krai, Russian Federation* (indicate business address (residential address) of entity or person submitting the mandatory tender offer)

Contact details of entity or person submitting the mandatory tender offer	
Telephone:	*(495) 786-83-20* (indicate contact telephone number of entity or person submitting the mandatory tender offer, including city code)
Fax:	*(495) 797-86-13* (indicate fax number of entity or person submitting the mandatory tender offer, including city code)
E-mail address:	*usanovda@nornik.ru* (indicate e-mail address of entity or person submitting the mandatory tender offer)
Postal address for correspondence:	*Usadba Center, Voznesensky per., 22, Moscow, 125993, Russia* (indicate the postal address for correspondence used by the entity or person submitting the mandatory tender offer)

Authorized representative acting on the basis of power of attorney No. NK-115/10-nt notarized by Valery N. Sapozhnikov, notary, on April 11, 2007 under registration No. 1-276	[signature]	***Dmitry A. Usanov***
(title of senior executive or other person affixing his/her signature to the mandatory tender offer on behalf of the entity or person submitting such offer, name and details of document granting the other person the right to affix his/her signature to the mandatory tender offer on behalf of the entity or person submitting such offer) Date April 16, 2007	М.П.	(name in full)

I.	Details of open joint stock company in respect of whose issued securities the mandatory tender offer is being submitted	
1.1.	Full company name	*Open Joint Stock Company "The Third Generation Company of the Wholesale Electricity Market"*
1.2.	Short company name (if applicable)	*JSC "OGK-3"*
1.3.	Business address	*50th Anniversary of October Prospekt, 28, Ulan-Ude, Republic of Buryatia, Russian Federation*
1.4.	OGRN	*1040302983093*
1.5.	INN	*0326023099*
1.6.	Issuer code issued by the registering authority	*50079-A*

II.	Details of entity or person submitting the mandatory tender offer for the acquisition of issued securities of the open joint stock company				
2.1.	Individual	*no*			
2.2.	Legal entity	*yes*			
2.3.	Resident	*yes*			
2.4.	Non-resident	*no*			
For an individual					
2.5.	Surname and given names	*Not applicable*			
2.6.	Residential address	*Not applicable*			
For a legal entity					
2.7.	Full company name	*Open Joint Stock Company Norilsk Zavenyagina Mining and Metallurgical Works*			
2.8.	Short company name (if applicable)	*OJSC Norilsk Metallurgical Works*			
2.9.	Business address	*Norilsk, Krasnoyarsk Krai, Russian Federation*			
2.10.	OGRN	*1022401625003*			
2.11.	INN	*2457009990*			
2.12.	Issuer code issued by the registering authority	*40139-F*			
2.13.	Details of the number of shares of the open joint stock company held by the entity or person submitting the mandatory tender offer				
Number of shares of the open joint stock company held by such entity or person					
2.13.1.	Ordinary shares, number/%*(1)	*17,836,343,101 (seventeen billion eight hundred thirty-six million three hundred forty-three thousand one hundred one) / 37.56%*	2.13.2.	Preferred shares, total, number/%*(2), including:	*JSC "OGK-3" did not issue such shares*
				a) class -, number/%*(2)	*Not applicable*

				b) class -, number/%*(2)	*Not applicable*
				c) class -, number/%*(2)	*Not applicable*

2.14.	Details of persons who, singularly or together with affiliated persons, hold 20 percent or more of the votes in the supreme governing body of the legal entity submitting the mandatory tender offer			
2.15.	For individuals:			
Details of individuals who, singularly or together with affiliated persons, hold 20 percent or more of the votes in the supreme governing body of the legal entity submitting the mandatory tender offer			The shareholding which the individual holds, singularly or together with affiliated persons, in the supreme governing body of such legal entity, %	
2.15.1.1.	Surname and given names	*No such persons*	2.15.1.3.	*Not applicable*
2.15.1.2.	Residential address	*Not applicable*		

2.15.2.1.	Surname and given names	*No such persons*	2.15.2.3.	*Not applicable*
2.15.2.2.	Residential address	*Not applicable*		

2.16.	For legal entities:			
Details of legal entities which singularly or together with affiliated persons, hold 20 percent or more of the votes in the supreme governing body of the legal entity submitting the mandatory tender offer			The shareholding which the legal entity holds, singularly or together with affiliated persons, in the supreme governing body of such legal entity, %	
2.16.1.1.	Full company name	***Open Joint Stock Company Russian Joint Stock Company for the Production of Non-Ferrous and Precious Metals "Norilsk Nickel"***	2.16.1.6.	***99.86%***
2.16.1.2.	Short company name	***OJSC "RAO "Norilsk Nickel"***		
2.16.1.3.	Business address	***Ul. Korotkaya, 1, korp. 2, Dudinka, Krasnoyarsk Krai, Russian Federation***		
2.16.1.4.	OGRN	***1022401624354***		
2.16.1.5.	INN	***2457009983***		
2.16.2.1.	Full company name	***none***	2.16.2.6.	***none***
2.16.2.2.	Short company name	***none***		
2.16.2.3.	Business address	***none***		
2,16.2.4.	OGRN	***none***		
2.16.2.5.	INN	***none***		

2.17.	Details of persons who hold 10 percent or more of the votes in the supreme governing body of the legal entity submitting the mandatory tender offer and are incorporated in countries or territories offering preferential tax treatment and/or not requiring the disclosure or filing of information on financial operations (offshore zones)	
2.18.	For individuals:	
Details of individuals who hold 10 percent or more of the votes in the supreme governing body of such legal entity and are registered in offshore zones		The shareholding which the individual holds in the supreme governing body of such legal entity, %

2.18.1.1.	Surname and given names	*No such persons*	2.18.1.3.	*none*
2.18.1.2.	Residential address	*none*		

2.18.2.1.	Surname and given names	*No such persons*	2.18.2.3.	*none*
2.18.2.2.	Residential address	*none*		

2.19.	For legal entities:			
Details of legal entities which hold 10 percent or more of the votes in the supreme governing body of such legal entity and are registered in offshore zones			The shareholding which the legal entity holds in the supreme governing body of such legal entity, %	
2.19.1.1.	Full company name	*No such entities*	2.19.1.4.	*none*
2.19.1.2.	Short company name	*none*		
2.19.1.3.	Business address	*none*		
Details of persons for whose benefit shares (stakes) in the legal entity registered in an offshore zone are held (beneficiaries)			The shareholding which the beneficiary holds in the supreme governing body of such legal entity, registered in an offshore zone %	
For beneficiaries that are individuals				
2.19.1.5.	Surname and given names	*No such persons*	2.19.1.7.	*none*
2.19.1.6.	Residential address	*none*		

2.19.1.8.	Surname and given names	*No such persons*	2.19.1.10.	*none*
2.19.1.9.	Residential address	*none*		
For beneficiaries that are legal entities				
2.19.1.11.	Full company name	*No such entities*	2.19.1.16.	*none*
2.19.1.12.	Short company name	*none*		
2.19.1.13.	Business address	*none*		
2.19.1.14.	OGRN	*none*		
2.19.1.15.	INN	*none*		
2.19.1.17.	Full company name	*No such entities*	2.1.19.22.	*none*
2.19.1.18.	Short company name	*none*		
2.19.1.19.	Business address	*none*		
2.19.1.20.	OGRN	*none*		
2.19.1.21.	INN	*none*		

2.20.	The person submitting the mandatory tender offer is acting on behalf of third parties but in its own name	***The person submitting the mandatory tender offer is acting in its own name and on its own behalf***
2.21.	Details of third parties on whose behalf the person submitting the mandatory tender offer is acting	
2.22.	For individuals:	
2.22.1.1.	Surname and given names	*Not applicable*
2.22.1.2.	Residential address	*Not applicable*

2.22.1.3.	Details and name of document (agreement, power of attorney) granting the person submitting the mandatory tender offer the right to act on behalf of such party	*Not applicable*

2.22.2.1.	Surname and given names	*Not applicable*
2.22.2.2.	Residential address	*Not applicable*
2.22.2.3.	Details and name of document (agreement, power of attorney) granting the person submitting the mandatory tender offer the right to act on behalf of such party	*Not applicable*

2.23.	For legal entities:	
2.23.1.1.	Full company name	*Not applicable*
2.23.1.2.	Short company name (if applicable)	*Not applicable*
2.23.1.3.	Business address	*Not applicable*
2.23.1.4.	OGRN	*Not applicable*
2.23.1.5.	INN	*Not applicable*
2.23.1.6.	Details and name of document (agreement, power of attorney) granting the person submitting the mandatory tender offer the right to act on behalf of such party	*Not applicable*

2.23.2.1.	Full company name	*Not applicable*
2.23.2.2.	Short company name (if applicable)	*Not applicable*
2.23.2.3.	Business address	*Not applicable*
2.23.2.4.	OGRN	*Not applicable*
2.23.2.5.	INN	*Not applicable*
2.23.2.6.	Details and name of document (agreement, power of attorney) granting the person submitting the mandatory tender offer the right to act on behalf of such party	*Not applicable*

III.	**Details of shareholders who are affiliates of the person submitting the mandatory tender offer for the acquisition of issued securities of the open joint stock company**				
3.1.	For individuals:				
3.1.1.1.	Surname and given names	***No such persons***			
3.1.1.2.	Residential address	***Not applicable***			
3.1.1.3.	Basis of affiliation	***Not applicable***			
Number of shares of the open joint stock company held by such affiliated person					
3.1.1.4.	Ordinary shares, number/%*(1)	***Not applicable***	3.1.1.5.	Preferred shares, total, number/%*(2), including:	***JSC "OGK-3" did not issue such shares***
				a) class -, number/%*(2)	***Not applicable***
				b) class -, number/%*(2)	***Not applicable***

				c) class -, number/%*(2)	*Not applicable*

3.2.	For legal entities:	
3.2.1.1.	Full company name	*Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"*
3.2.1.2.	Short company name (if applicable)	*OJSC "MMC "Norilsk Nickel"*
3.2.1.3.	Business address	*Dudinka, Krasnoyarsk Krai, Russian Federation*
3.2.1.4.	OGRN	*1028400000298*
3.2.1.5.	INN	*8401005730*
3.2.1.6.	Basis of affiliation	*The entity belongs to the same group of entities as Open Joint Stock Company Norilsk Zavenyagina Mining and Metallurgical Works*

Number of shares of the open joint stock company held by such affiliated entity

3.2.1.7.	Ordinary shares, number/%*(1)	*4,304,526,563 (four billion three hundred four million five hundred twenty-six thousand five hundred sixty-three) /9.06%*	3.2.1.8.	Preferred shares, total, number/%*(2), including:	*JSC "OGK-3" did not issue such shares*
				a) class -, number/%*(2)	*Not applicable*
				b) class -, number/%*(2)	*Not applicable*
				c) class -, number/%*(2)	*Not applicable*

IV. Details of the aggregate number of shares in the open joint stock company held by the person submitting the mandatory tender offer and its affiliated persons

Number of shares of the open joint stock company held by such persons

4.1.	Ordinary shares, number/%*(1)	*22,140,869,664 (twenty-two billion one hundred forty million eight hundred sixty-nine thousand six hundred sixty-four) / 46.62%*	4.2.	Preferred shares, total, number/%*(2), including:	*JSC "OGK-3" did not issue such shares*
				a) class -, number/%*(2)	*Not applicable*
				b) class -, number/%*(2)	*Not applicable*
				c) class -, number/%*(2)	*Not applicable*
4.3.	Number of shares of the open joint stock company referred to in Article 84.1, paragraph 1 of the Federal Law on Joint Stock Companies held by the person submitting the mandatory tender offer and its affiliated persons, number/%			*22,140,869,664 (twenty-two billion one hundred forty million eight hundred sixty-nine thousand six hundred sixty-four) / 46.62%*	

V.	Details of the issued securities of the open joint stock company in respect of which the mandatory tender offer for the acquisition thereof is being submitted		
5.1.	Type, category (class), series of securities being acquired	5.2.	Number of securities of this type, category (class), and series being acquired, number/%*(4)
5.1.1.	*Ordinary registered uncertificated shares, state registration number of issue 1-01-50079-A and state registration number of additional issue 1-01-50079-A-009D*	5.2.1.	*25,347,129,588 (twenty-five billion three hundred forty-seven million one hundred twenty-nine thousand five hundred eighty-eight) / 53.38%*
5.1.2.	-	5.2.2.	- / -
5.1.3.	-	5.2.3.	- / -
5.1.4.	-	5.2.4.	-/ -

VI.	Details of the terms and conditions of the mandatory tender offer for the acquisition of issued securities of the open joint stock company	
6.1.	Type, category (class), series of issued securities being acquired	*Ordinary registered uncertificated shares (also the "Shares" or the "Securities"), state registration number of issue 1-01-50079-A and state registration number of additional issue 1-01-50079-A-009D*
	Terms and conditions of the acquisition of this type, category (class), series of issued securities	
6.1.1.	Price being offered for the acquisition of the securities or the manner for determination thereof	*4.54 rubles (four rubles fifty-four kopecks) per Share*
6.1.2.	Basis for the price being offered for the acquisition of the securities, including compliance of the offer price for the acquisition of the securities with the provisions of Article 84.2, paragraph 1 of the Federal Law on Joint Stock Companies	*The price set forth in Item 6.1.1 of this mandatory tender offer (4.54 rubles (four rubles fifty-four kopecks)) is the maximum price per Share at which JSC Norilsk Metallurgical Works or its affiliates acaquired or incurred an obligation to acquire the Shares in the six month period preceding the date of submission of this mandatory tender offer to FSFM of Russia.* *The price set forth of 4.54 rubles (four rubles fifty-four kopecks) per Share exceeds the average weighted price per Share in trading on all stock exchanges where the Shares are listed over a period of more than six months preceding the date of submission of this mandatory tender offer to FSFM of Russia.* *Details of the average weighted price of the Shares in trading on all stock exchanges where the Shares are listed over a period of six months or more are given below.* *The Shares are admitted to trading and listed in the B-list of the following stock exchanges:* *1. Open Joint Stock Company RTS Stock Exchange ("OJSC RTS") (date of admission to trading without listing: February 3, 2006, date of inclusion in B-list: January 9, 2007);* *2. Closed Joint Stock Company MICEX Stock Exchange*

		("MICEX") (date of admission to trading without listing: February 15, 2006, date of inclusion in B-list: July 05, 2006); *3. Non-profit Partnership RTS Stock Exchange ("NPP RTS") (date of admission to trading without listing: February 3, 2006, date of inclusion in B-list: June 16, 2006, date of delisting from B-list: January 9, 2007);* *Below is the average weighted price per Share in trading on the above stock exchanges over a period of six months preceding the date of submission of this mandatory tender offer to FSFM of Russia:* *1. OJSC RTS: 3.95142 (three point ninety-five thousand one hundred forty-two) rubles;* *2. MICEX: 3.643 (three point six hundred forty-three) rubles;* *3. NPP RTS: 2.6703 (two point six thousand seven hundred three) rubles;* *The average weighted price per Share in trading on each of the stock exchanges above is less than the price paid by OJSC Norilsk Metallurgical Works per Share in March 2007. The Share price set forth in Item 6.1.1 of this mandatory tender offer complies with the provisions of Article 84.2, paragraph 4 of the Federal Law on Joint Stock Companies.*
6.1.3.	Payment for acquired securities in cash	*Payment for the acquired Shares is to be in cash only in accordance with Item 6.1.4.*
6.1.4.	Payment terms for acquired securities in cash	*The acquired Shares are to be paid for within 15 (fifteen) days of the Shares being entered onto the client account of OJSC Norilsk Metallurgical Works specified in Item 6.3.5 hereof, but not before the expiration of the term of acceptance of this mandatory tender offer stipulated in Item 6.3.1 hereof.* *Payment for the acquired Shares is to be by cash in Russian currency following transfer of the Shares to OJSC Norilsk Metallurgical Works in the manner prescribed in Item 6.3.4 of this mandatory offer and the corresponding entry on the client account of OJSC Norilsk Metallurgical Works specified in Item 6.3.5 hereof.* *If the acquired Shares are not entered on the client account of OJSC Norilsk Metallurgical Works specified in Item 6.3.5 hereof within the period set forth in Item 6.3.4 hereof, OJSC Norilsk Metallurgical Works may unilaterally refuse to acquire such Shares.* *Payment for the acquired Shares is to be made to the former owners to ruble bank accounts opened with Russian banks, the complete and accurate details of which are to be specified in notices of sale of the Shares issued in reponse to and pursuant to this mandatory tender offer.* *Legal entities and individuals wishing to receive cash payments for the securities to their bank accounts are advised to check with the bank where the respective account is opened prior to issuance of the notice of sale of the Shares that the bank details are given in full, accurately and in sufficient detail, and to ensure that the bank account can be used for transferring money in payment for the securities to the respective bank account.* *Certain issues relating to taxation of income received by organizations and individuals from the sale of the Shares* *I. Purchase of the Shares from Russian organizations and foreign organizations operating in Russia through*

		permanent establishment to which the income received from the sale of the Shares relates *In accordance with Russian law profits tax shall be paid by, among others, Russian organizations and foreign organizations operating in Russia through permanent establishment (Article 246 of the Russian Tax Code). OJSC Norilsk Metallurgical Works will not be under an obligation to perform a tax agent function to withhold and pay tax from earnings received by the abovementioned organizations from the sale of the Shares (subject to the provisions of the next paragraph of this Section I). These organizations will be responsible for their own profits tax calculations and payments.* *OJSC Norilsk Metallurgical Works must be notified by a foreign organization that receives an income and that has permanent establishment in Russia in the event that the income received relates to the permanent establishment of the income earner in Russia. In addition, OJSC Norilsk Metallurgical Works must be furnished with a notarized document certifying that the income earner is registered with the tax authorities issued not earlier than the previous tax period (Article 310.2.1 of the Russian Tax Code). Should such notification and documents not be made available, OJSC Norilsk Metallurgical Works (or its payment agent under this mandatory tender offer) shall deem such foreign organizations as not having any operations in Russia through permanent establishment, and shall be obliged to calculate and pay tax as a tax agaent on income received by foreign organizations in the event that: (a) more than 50 percent of the assets of JSC "OGK-3" are comprised of immovable property situated in Russia, and (b) the income of the foreign organizations from the sale of the Shares is not exempt from Russian tax on the basis of the relevant double taxation treaties, confirmation of which must be made availakle to OJSC Norilsk Metallurgical Works in the form of the relevant documents (see Section II below).* *II. Purchase of the Shares from foreign organizations not operating in Russia through permanent establishment* *In accordance with Article 309 of the Russian Tax Code (paragraph 1.5) income received by a foreign organization in Russia that is not connected with its business activity in the Russian Federation and is subject to taxation and withholding shall include income from the sale of shares (stakes) in Russian organizations, over 50 percent of the assets of which consist of immovable property situated in Russia, as well as of the derivative financial instruments from such shares (stakes).* *In the event that JSC "OGK-3" is a Russian organization, 50 percent or less of whose assets consist of immovable property situated in Russia: in connection with the above, neither OJSC Norilsk Metallurgical Works, nor any agent thereof acting in connection with this mandatory tender offer will be under any obligation to withhold Russian tax from income received from the sale of the Shares by any foreign organization.* *In the event that JSC "OGK-3" is a Russian organization with more than 50 percent of its assets consisting of immovable property situated in Russia: in connection with the above, OJSC Norilsk Metallurgical Works or an agent thereof acting in connection with this mandatory tender offer and effecting actual payment of income shall as a general rule be the tax agent responsible for withholding and payment to the treasury of Russian profits tax on the income of foreign organizations from the sale of the Shares.*

In accordance with Article 309.4 of the Russian Tax Code in determining the tax base for such income expenditures may be deducted in the manner prescribed by Russian law. Such expenditures of foreign organizations shall be taken into account by the tax agent when determining the tax base if, by the date the income is paid, the tax agent withholding tax from such income has at his disposal details of such expenditures substantiated by documents made available by such foreign organization. Such documents may include duly drawn up and certified Share purchase agreements confirming payment. In this case the tax on such income levied as profits tax is computed at a rate of 24 percent (Article 310.1.6 of the Russian Tax Code).

If no evidence is presented for the foreign organization's expenditures (or it is not deemed acceptable for tax purposes), the tax agent withholds tax at a rate of 20 percent from the full amount of income paid (Article 310.1.6, second sentence of the Russian Tax Code).

The tax agent shall not calculate and withhold tax on income paid out to foreign organizations if the tax agent is notified by the receiver of the income that the income received relates to the permanent establishment of the receiver of the income in the Russian Federation, and the tax agent has at his disposal a notarized copy of a certificate certifying that the receiver of the income is registered with the tax authorities and issued not earlier than in the preceding tax period (Article 310.2.1 of the Russian Tax Code).

Furthermore, the tax agent shall not calculate and withhold tax on income received by foreign organizations from the sale of the Shares in the event that such income from the sale of the Shares is not subject to Russian tax on the basis of the relevant double taxation treaties.

To gain an exemption from withholding of Russian tax on the basis of an applicable double taxation treaty, a foreign organization must furnish the tax agent paying the income with confirmation that such foreign organization has permanent domicile in the country with which Russia has a treaty (agreement) governing tax matters, and such document must be certified by the competent authorities of the respective foreign country and legalized (by way of consular certification or apostille). If such document is drawn up in a foreign language the tax agent shall also be provided with a translation into Russian.

III. Purchase of the Shares from individuals

In accordance with Article 214.8 of the Russian Tax Code the tax agent for income of physical persons derived from the sale of securities is a broker, trust manager or other person carrying out operations under a mandate letter, commission agreement or other agreement on behalf of the taxpayer selling the securities. Since OJSC Norilsk Metallurgical Works will not be entering into such a relationship with individuals selling the Shares, these individuals will be responsible for calculating and paying their own tax on income received from the sale of the Shares, provided they sell the Shares themselves, i.e. without engaging a broker, trust manager or other person acting on behalf of the individual selling the Shares under a mandate letter, commission agreement or other agreement (Articles 226.2 and 228.1.2 of the Russian Tax Code).

Deductions may be made on the taxable income of individuals

		from the sale of the Shares by the amount of actual documented expenses related to the purchase, sale and safe-keeping thereof (Article 214.3 of the Russian Tax Code). *Deductions of actual documented expenses shall be made upon calculation and payment of the tax to the treasury by the person paying the income (by the tax agent) or at the end of the tax period by submission of a tax return to the taxation authorities by an individual (Article 214.3 of the Russian Tax Code).* *In accordance with Article 224.1 of the Russian Tax Code the income of individuals who are Russian residents from the sale of Shares is currently taxed at the income tax rate of 13 percent. Sellers of Shares who are sole traders and who use a simplified tax return form in accordance with Chapter 26.2 of the Russian Tax Code are encouraged to seek separate advice regarding the application of the tax rate prescribed in the aforementioned Chapter of the Russian Tax Code to income from the sale of the Shares when selling the Shares through a broker, trust manager or other person acting on behalf of the individual selling the Shares under a mandate letter, commission agreement or other agreement.* *In accordance with Article 224.3 of the Russian Tax Code the income of individuals who are non-residents of Russia from the sale of Shares is currently taxed at the income tax rate of 30 percent. The above income may be exempt from Russian income tax on the basis of a double taxation treaty between the Russian Federation and the foreign country of which the individual selling the Shares is a resident for taxation purposes.*
6.1.5.	Payment for the securities being purchased using other securities (indicate what kind)	*payment for the securities being purchased using other securities is not envisaged*
6.1.6.	Payment terms for acquired securities using other securities	*payment for the securities being purchased using other securities is not envisaged*
6.1.7.	Indication that the choice of payment method is made by the holder of the securities being purchased	*payment for the securities being purchased is only effected in cash in rubles in the manner provided for in Item 6.1.4 hereof*
6.1.8.	Minimum number of securities in respect of which notices of sale are to be issued/%*(4)	*not envisaged for this type of offer*

6.2.	Type, category (class), series of issued securities being purchased	*other issued securities are not purchased*
Terms and conditions of the acquisition of this type, category (class), series of issued securities		
6.2.1.	Price being offered for the acquisition of the securities or the manner for determination thereof	*other issued securities are not purchased*
6.2.2.	Basis for the price being offered for the acquisition of the securities, including compliance of the offer price for the acquisition of the securities with the provisions of Article 84.4 of the Federal Law on Joint Stock Companies	*other issued securities are not purchased*
6.2.3.	Payment for acquired securities in cash	*other issued securities are not purchased*
6.2.4.	Payment terms for acquired securities in cash	*other issued securities are not purchased*

6.2.5.	Payment for the securities being purchased using other securities (indicate what kind)	*other issued securities are not purchased*
6.2.6.	Payment terms for acquired securities using other securities	*other issued securities are not purchased*
6.2.7.	Indication that the choice of payment method is made by the holder of the securities being purchased	*other issued securities are not purchased*
6.2.8.	Minimum number of securities in respect of which notices of sale are to be issued/%*(4)	*other issued securities are not purchased*

6.3.	Other terms and conditions for the acquisition of issued securities	
6.3.1.	Period in which the mandatory tender offer must be accepted (period during which a notice of sale of securities must be received by the person submitting the mandatory tender offer)	*The period in which the mandatory tender offer must be accepted (period during which a notice of sale of securities must be received by OJSC Norilsk Metallurgical Works) comprises 77 (seventy-seven) days from receipt of this mandatory tender offer by JSC "OGK-3".* *In the event that OJSC Norilsk Metallurgical Works receives more than one notice from one and the same holder of Shares before expiration of the period for acceptance of this mandatory tender offer, the notice with the latest calendar date shall be deemed the valid notice, and if there is no date then the notice that was received last. All notices received prior to expiration of the period for acceptance of this mandatory tender offer to sell shares shall be deemed received by OJSC Norilsk Metallurgical Works on the date of expiration of a 77-day period from receipt of this mandatory tender offer by JSC "OGK-3". A shareholder that decides to accept this mandatory tender offer and sell its Shares must forward/deliver a notice of the sale of shares to OJSC Norilsk Metallurgical Works to the addresses specified in Items 6.3.2 and 6.3.3 hereof.* *The shareholder's notice of sale must include the following information: surname and given names/full name of shareholder, passport details/details of state registration, number of Shares belonging to the shareholder that are being transferred, bank account details to which funds are to be transferred in payment for the transferred Shares, residential address/business address of the shareholder/contact telephone number that can be used to forward notices and information if required. It is advisable that shareholders whose record of ownership is maintained by a depositary also specify the name of the depositary and details of the depositary agreement for purposes of the subsequent identification of the holder of the transferred Shares.* *If the Shares being purchased in accordance with the notice are not entered on the client account of OJSC Norilsk Metallurgical Works within the period contemplated in Item 6.3.4 hereof, OJSC Norilsk Metallurgical Works may unilaterally decide not to acquire such Shares.* *In the event that OJSC Norilsk Metallurgical Works fails to fulfill its obligation to effect payment for the purchased Shares by the prescribed deadline, the former holder of the Shares may at its discretion issue a demand for payment of the price of the purchased Shares to the guarantor issuing the bank guarantee as security for the performance of obligations under this mandatory tender offer, attaching documents confirming that the Shares being purchased hereunder were taken off the client account*

		(custodial account) of the holder of the Shares for subsequent entry on the client account of OJSC Norilsk Metallurgical Works, or may decide to issue a demand to OJSC Norilsk Metallurgical Works to return the Shares.
6.3.2.	Postal address for forwarding notices of sale of securities being purchased	*1. ZAO Registration Company STATUS, ul. Dobrovolcheskaya, 1/64, Moscow, 109544* *2. ZAO Registration Company STATUS, P.O. Box 25, Moscow, 102001*
6.3.3.	Address to which notices of sale of securities being purchased may be delivered in person	*ZAO Registration Company STATUS, ul. Dobrovolcheskaya, 1/64, Moscow*
6.3.4.	Procedure for the transfer of securities being purchased and the period during which the securities being purchased must be entered on the client account (custodial account) of the person submitting the mandatory tender offer	*The Shares to be transferred pursuant to this mandatory tender offer are to be entered on the client account of OJSC Norilsk Metallurgical Works free and clear of any claims from third parties within 18 (eighteen) days from the date of expiration of the period for acceptance of this mandatory tender offer stipulated in Item 6.3.1 hereof. Any actions that are required in connection with the transfer of title to the Shares as set forth in the respective notice of sale shall be performed by the shareholder issuing the notice of sale. For transfer of the Shares the usual rules pertaining to operations performed by the registrar of JSC "OGK-3" shall apply. The Rules for Maintenance of the Register of Shareholders of Registered Securities used by the registrar of JSC "OGK-3" are available on the web site http://www.rostatus.ru/dokument/pravila/.* *It is advisable that after the transfer of Shares is complete shareholders whose record of ownership is maintained by a depositary forward or present at the addresses specified in Items 6.3.2 or 6.3.3 above an extract from the depositary certified by the depositary and confirming that the Shares have been written off the custodial account of the respective shareholder and entered on the account of OJSC Norilsk Metallurgical Works.* *If the Shares are not entered on the client account of OJSC Norilsk Metallurgical Works within 18 (eighteen) days from the date of expiration of the period for acceptance of this mandatory tender offer, OJSC Norilsk Metallurgical Works may unilaterally refuse to perform the Share purchase agreements concluded by way of acceptance hereof.* *Notices of sale of Shares setting forth the information prescribed in Article 84.3.4 of the Federal Law on Joint Stock Companies that are received and not withdrawn before expiration of the period for acceptance of this mandatory tender offer shall be deemed accepted, and the corresponding share purchase agreements between OJSC Norilsk Metallurgical Works and the shareholders that have forwarded and not withdrawn their notices of sale of Shares concluded on the date of expiration of the period specified in Item 6.3.1 above. The Share purchase agreements shall be deemed executed with the holders of Shares indicated in the forwarded notices of sale of Shares in respect of the number of Shares specified in the relevant notices of sale of Shares on the terms laid down in this mandatory tender offer.* *In the event that Shares are transferred to the client account of OJSC Norilsk Metallurgical Works by holders of Shares from whom OJSC Norilsk Metallurgical Works did not receive notices of sale of Shares by the deadline specified in Item 6.3.1 hereof, the Shares thus transferred shall be subject to return to the respective holders of Shares due to the absence of an executed Share purchase agreement between OJSC Norilsk Metallurgical Works and the respective holders of Shares.* *In the event that Shares are transferred to the client account of*

		OJSC Norilsk Metallurgical Works prior to expiration of the period for acceptance of this mandatory tender offer specified in Item 6.3.1, the Shares thus transferred shall be subject to return to the respective holders of Shares due to the absence of an executed Share purchase agreement between OJSC Norilsk Metallurgical Works and the respective holders of Shares. *In transferring the Shares to OJSC Norilsk Metallurgical Works shareholders acknowledge that they are transferring the Shares in accordance with the provisions of their foundation documents (in the case of shareholders who are legal entities) and the requirements of applicable law, and that they have obtained all of the necessary approvals and consents (including corporate approvals and consents from third parties) required for disposal of the Shares pursuant to applicable law.*
6.3.5.	Details of person submitting the mandatory tender offer to be specified in the instruction on the transfer of securities being purchased	*Person or entity on whose client account the Shares are to be entered under the terms of acceptance of this mandatory tender offer: Open Joint Stock Company Norilsk Zavenyagina Mining and Metallurgical Works (Certificate of state registration No. 1330 issued by the Administration of Norilsk, registration No. 69 dated December 27, 1994; OGRN: 1022401625003; registering authority: Tax Inspectorate of the Russian Ministry of Taxes and Levies for Norilsk, Krasnoyarsk Krai; date of issue of OGRN: September 20, 2002)* *Details to be specified in the instruction on the transfer of securities being purchased:* *Person or entity on whose account the Shares are to be entered: Open Joint Stock Company Norilsk Zavenyagina Mining and Metallurgical Works* *Client account number in the register of holders of registered securities of JSC "OGK-3": 198362* *Name of ID document of person or entity on whose account the Shares are to be entered: Certificate of state registration* *Number of document (registration): 69* *Date of issue (registration): December 27, 1994* *Issuing (registering) authority: Administration of Norilsk* *Grounds for re-registration: Mandatory tender offer for the acquisition of securities.*
6.3.6.	Plans of the person or entity submitting the mandatory tender offer in respect of the open joint stock company whose securities are being purchased, including plans in respect of the employees of such open joint stock company	*Not specified*

VII.	**Details of bank guarantee attached to the mandatory tender offer**	
7.1.	Details of the Guarantor	
7.1.1.	Full company name	*Savings Bank of the Russian Federation*
7.1.2.	Short company name	*Sberbank*
7.1.3.	Business address	*Ul. Vavilova, 19, Moscow, 117997, Russia*
7.1.4.	OGRN	*1027700132195*
7.1.5.	INN	*7707083893*

7.2.	Details of the terms of the bank guarantee	
7.2.1.	Sum for which the bank guarantee has been issued, or procedure for determination thereof	*Sum of the guarantee:* *1. for the period from the date of issue of the guarantee (inclusive) to the date of expiration of the period for acceptance of this mandatory tender offer the sum is determined as the*

		number of Shares in respect of which this mandatory tender offer is submitted multiplied by 4.54 rubles (four rubles fifty-four kopecks) per Share, which amounts to 115,075,968,329.52 rubles (one hundred fifteen billion seventy-five million nine hundred sixty-eight thousand three hundred twenty-nine rubles fifty-two kopecks); *2. for the period from the date following the date of expiration of the period for acceptance of this mandatory tender offer (inclusive) to the date of expiration of the period for entry to the client account of OJSC Norilsk Metallurgical Works of the Shares in respect of which the shareholders of JSC "OGK-3" have accepted this mandatory tender offer the sum is determined as the number of Shares in respect of which the shareholders of JSC "OGK-3" have accepted this mandatory tender offer multiplied by 4.54 rubles (four rubles fifty-four kopecks) per Share;* *3. for the period from the date following the date of expiration of the period for entry to the client account of OJSC Norilsk Metallurgical Works of the Shares in respect of which the shareholders of JSC "OGK-3" have accepted this mandatory tender offer to the date of expiration of the payment deadline for the Shares being purchased the sum is determined as the number of Shares in respect of which this mandatory tender offer was accepted and which were transferred to the client account of OJSC Norilsk Metallurgical Works within 18 (eighteen) days, starting from the day following the expiration date for acceptance of this mandatory tender offer, multiplied by 4.54 rubles (four rubles fifty-four kopecks) per Share, minus the sum paid by OJSC Norilsk Metallurgical Works as part of its obligations to effect payment for the purchased Shares within 18 (eighteen) days, starting from the day following the expiration date for acceptance of this mandatory tender offer;* *4. for the period from the date following the date of expiration of the payment deadline for the Shares being purchased (inclusive) to the date of expiration of the guarantee is determined as the number of Shares in respect of which this mandatory tender offer was accepted and which were transferred to the client account of OJSC Norilsk Metallurgical Works within 18 (eighteen) days, starting from the day following the expiration date for acceptance of this mandatory tender offer, multiplied by 4.54 rubles (four rubles fifty-four kopecks) per Share, minus the sum paid by OJSC Norilsk Metallurgical Works as part of its obligations to effect payment for the purchased Shares over the course of the full term of payment for the Shares.*
7.2.2.	Condition of irrevocable bank guarantee	*The bank guarantee is irrevocable*
7.2.3.	Validity period of the bank guarantee or procedure for determination thereof	*The bank guarantee is to enter into force on the 93rd (ninety-third) calendar day (inclusive) from the date of receipt by JSC "OGK-3" of this mandatory tender offer and shall continue in force for a period of 7 (seven) months from the date of entry into force thereof*

VIII.	**Other additional details specified in the voluntary tender offer**	
8.1.	*No other details*	
8.2.		

(1) Shown as a percentage of the total number of placed (circulating) ordinary shares with an accuracy of not less than two decimal points.

(2) Shown as a percentage of the total number of placed (circulating) preferred shares with an accuracy of not less than two decimal points.

(3) Shown as a percentage of the total number of placed (circulating) shares specified in Article 84.1.1 of the Federal Law on Joint Stock Companies with an accuracy of not less than two decimal points.

(4) Shown as a percentage of the total number of placed (circulating) securities of this type, category (class), or series with an accuracy of not less than two decimal points.




Прошито, пронумеровано и
скреплено печатью 17 л.

16 АПР 2007

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